FORM 5

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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___ Check this box if no longer subject to Section 16. (Form 4 or Form 5 obligations may continue. *See* Instruction 1(b)).
___Form 3 Holdings Reported
___Form 4 Transactions Reported

1. Name and Address of Reporting Person*	2. Issuer Name and Ticker or Trading Symbol	6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
KIME, BRADLEY J. (Last) (First) (Middle)	**Irwin Financial Corporation (IFC)**	____Director _____10% owner __X__ Officer (give title below) _____Other (Specify below)

1. Name cont.	3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)	4. Statement for (Month/Day/Year) **12/31/2002**	6 cont.
500 Washington Street (Street)			**TITLE** **PRESIDENT OF SUBSIDIARY**
Columbus, IN 47201 (City) (State) (Zip)		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint Group Filing (Check Applicable Line) __X__ Form filed by One Reporting Person ____Form filed by More than One Reporting Person

Table 1 - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5) Amount	(A) or (D)	Price	5. Amount of Securities Beneficially Owned at End of Issuer's Fiscal Year (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
COMMON STOCK							**1,821** **(1) (2)**	D	

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Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g. puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conver-sion or Exercise Price of Deri-vative Security	3. Trans-action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans-action Code (Instr. 8)	5. Number of Derivative Securi-ties Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Deriv-ative Secur-ity (Instr. 5)	9. Number of Deriv-ative Secur-ities Bene-ficially Owned at End of Month (Instr. 4)	10. Owner-ship Form of Deriv-ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Benefi-cial Owner-ship (Instr. 4)
					(A)	(D)	Date Exer-cisable	Expira-tion Date	Title	Amount or Number of Shares				

Explanation of Responses: **See continuation page(s) for footnotes**

/S/ BRADLEY J. KIME   1/23/2003

_____   _____

**Signature of Reporting Person   Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)

FORM 5 (continued)

KIME, BRADLEY J.   Irwin Financial Corporation (IFC)
500 Washington Street   12/31/2002
Columbus IN 47201

FOOTNOTES:

1. Between 2/15/02 and 12/31/02, the reporting person acquired 164 shares of Irwin Financial Corporation common stock under the Irwin Financial Corporation Employees' Stock Purchase Plan. The information in this report is as of 12/31/02. The Plan provides for the purchase of fractional shares. The number reported is the nearest whole number.

2. Between 2/15/02 and 12/31/02, the reporting person acquired 20 shares of Irwin Financial Corporation common stock under the Irwin Financial Corporation Dividend and Common Stock Purchase Plan. The information in this report is as of 12/31/02. The Plan provides for the purchase of fractional shares. The number reported is the nearest whole number.